mwe.com

May 6, 2022

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Effie Simpson Melissa Gilmore Patrick Fullem Sherry Haywood

Re:	Globis NV Merger Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed April 21, 2022 File No. 333-262126

Dear Ms. Simpson:

On behalf of Globis NV Merger Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 4, 2022, relating to the above referenced Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-262126) filed by the Company on April 21, 2022 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-262126) (“Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 3.

Cover Page

1.	Please disclose in this section and the Summary of the Proxy Statement/Prospectus section that the combined company will be a controlled company under Nasdaq listing rules, identify the post-transaction controlling shareholder and the shareholder’s total voting power, and discuss whether you plan to utilize any of the governance afforded to a “controlled company” under the rules of Nasdaq.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on page 27 of the Summary of the Proxy Statement/Prospectus section of Amendment No. 3.

2.	We note your disclosure here that Globis will apply for listing, to be effective at the time of the Business Combination, of New Forafric’s Ordinary Shares and warrants on Nasdaq under the proposed symbols “AFRI” and “AFRIW,” respectively. On page 87, you disclose that Globis has applied for the continued listing of New Forafric’s Ordinary Shares and warrants on Nasdaq. Please make your disclosure consistent. Also, please revise to clarify whether you will proceed with the offering in the event New Forafric’s Ordinary Shares and warrants are not approved for listing on Nasdaq.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on pages 12 and 91 of Amendment No. 3.

Risk Factors

3.

We note the disclosure in the COVID-19 risk factor that there is uncertainty depending on the effectiveness of measures to contain or treat COVID-19, and a possibility for an adverse impact on global economic conditions and consumer confidence and spending, which could materially and adversely affect your supply chain as well as your ability to operate efficiently. While you have not to date experienced severe disruptions to your supply chain in 2021 as noted on page 162, you have experienced increases in both raw material and logistics costs and some of your customers have ceased operations. As various factors through April 2022 have exacerbated supply chain disruptions, please update your risks characterized as potential or hypothetical if recent supply chain disruptions have impacted your operations.

Response: In response to the Staff’s comment, the Company advises the Staff that, consistent with the disclosure included in Amendment No. 2, FAHL has experienced and continues to experience increases in both raw material and logistics costs. FAHL has confirmed to the Company that, as of the date of the prospectus, FAHL has not experienced material supply chain disruptions or any material adverse effects on its business operations as a result of these trends. In response to the Staff’s comment, the Company has revised its disclosure to include cautionary language that a continuation these trends could result in a material adverse effect on New Forafric. In addition, the Company has added risk factor disclosure regarding the continuation of the war between Russia and Ukraine and the potential for that conflict to have a material adverse effect on FAHL’s operations. FAHL has advised the Company that, as of the date of the prospectus, this conflict has not had a material adverse effect on its business and results of operations.

Overview and Results of Operations of FAHL

4.	We note that the cost of raw material represents almost 90% of total cost in your business and has a direct impact on your performance. Furthermore, we note the material adverse effect provisions that include changes in the cost of raw materials, selling prices, failure to meet projections and budgets, among other factors, impacting the business combination agreement. Your cost of sales increased 40.4% during the period ended December 31, 2021, and net sales increased 33.1%. Please revise your disclosures to provide a more fulsome discussion of the following. Refer to Item 303(b) of Regulation S-K and Sections II.C.3. and II.C.5 of Release No. 33-10890:
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Disclose (1) any known trends or uncertainties that have had or are reasonably likely to have a material impact on revenues or income and (2) any known events that are “reasonably likely to cause a material change in the relationship between costs and revenues (such as known or reasonably likely future increases in costs). Also refer to the aforementioned Release for guidance on establishing the “reasonably likely” threshold.

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In this regard, as various factors through April 2022 have exacerbated supply chain disruptions, please discuss whether supply chain disruptions have materially affected your outlook or business goals, results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted having completed the first quarter of fiscal year 2022.

●	Disclose the reasons for increases in sales, raw materials and shipping costs, and any pass throughs to price increases you may have been able to achieve, or expect to be able to push through. To the extent the impact of inflation and price changes are part of a known trend or uncertainty that has had, or is reasonably likely to have, a material impact on revenues or income, related information should be disclosed to the investors. In this regard, address all material underlying reasons for material changes in quantitative and qualitative terms in situations in which one or more line items in the financial statements reflect material changes from period to period (including those in which material changes within a line item offset one another).

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 176 of Amendment No. 3.

Management of New Forafric Following the Business Combination

5.	The description of management of New Forafric following the business combination does not indicate whether they are located inside or outside of the United States. Please disclose the locations of the board members and CEO. Please advise whether your executive officers and directors reside in the United States. If not, please include a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws. Also, if at least one director or officer is located outside the United States, please disclose in a separate Enforceability section the limitations and difficulties of bringing an action against such director or officer.

Response: In response to the Staff’s comment, the Company has revised its disclosure beginning on page 190 of the section titled “Management of New Forafric Following the Business Combination” of Amendment No. 3 and has included a relevant risk factor on page 56 of Amendment No. 3. Further, the Company has revised its disclosure on page 199 of the section titled “Enforceability of Civil Liability” of Amendment No. 3.

Exhibits

6.	Refer to Exhibit 5.1. Please have counsel revise its legal opinion to quantify the securities being registered under the registration statement, opine as to the warrants, and remove the assumptions in clauses 6(a), (b), (c), (f), (g) and (h) of the legal opinion. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company’s Gibraltar counsel has revised its legal opinion, which is attached as Exhibit 5.1 of Amendment No. 3. The Company advises the Staff that counsel has also relied on Sections II.B.2.e and II.B.2.f of Staff Legal Bulletin No. 19 relating to the reincorporation of the registrant prior to closing an offering of securities and offerings of securities that are conditioned upon amendments to the registrant’s charter, respectively. The Company’s counsel has advised the Company that the assumptions in the revised opinion are consistent with assumptions that have been made in other legality opinions that have been provided for offerings subject to these conditions.

7.

We note that the tax opinion filed as Exhibit 8.1 is a short-form tax opinion and refers to a “Material U.S. Federal Income Tax Considerations” section. Please revise to clearly disclose the title of the respective section and state clearly that the tax disclosures are the opinion of McDermott Will & Emery. Refer to Section III.B.2 of Staff Legal Bulletin No. 19. Please also revise to state clearly whether the transaction will qualify as a reorganization and provide an opinion as to the material tax consequences of the merger. Currently you state that the parties to the business combination intend and expect the transaction to qualify for U.S. federal income tax purposes as a “reorganization.” Then the disclosure states the federal income tax consequences assuming the transaction is treated as a reorganization. The opinion cannot assume the tax consequence at issue. Refer to Section III.C of Staff Legal Bulletin No. 19. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Please revise your risk factor disclosure accordingly. Please also remove language stating that this section is a “discussion” or “summary.” Refer to Section III of Staff Legal Bulletin 19.

Response: In response to the Staff’s comment, the Company’s counsel has revised its tax opinion which is attached as Exhibit 8.1 of Amendment No. 3. In addition, the Company has revised its disclosure beginning on page 98 of the section titled “Proposal 3: The Business Combination Proposal – Material U.S. Federal Income Tax Consequences of the Merger to Globis Stockholders” of Amendment No. 3 and has included a relevant risk factor on page 60 of Amendment No. 3.

Please contact me at 202-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form S-4.

Sincerely,

/s/ Mark Selinger

cc: Paul Packer, Chief Executive Officer